UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38649

Viomi Technology Co., Ltd

No. 7 Licun Industrial Avenue, Lunjiao Subdistrict, Shunde District

Foshan, Guangdong, 528308

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This current report on Form 6-K is hereby incorporated by reference in the registration statement of Viomi Technology Co., Ltd on Form F-3 (No. 333-297335) and Form S-8 (No. 333-230431), to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit 99.1	—	Unaudited Condensed Consolidated Financial Statements of Viomi Technology Co., Ltd
101.INS	—	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOMI TECHNOLOGY CO., LTD
By:	/s/ Xiaoping Chen
Name:	Xiaoping Chen
Title:	Chief Executive Officer

Date: September 30, 2026